82-5769



# UFJ Holdings, Inc



**Address:** UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
**Facsimile:** 81-3-3212-5867
**Telephone:** 81-3-3212-5458

## FACSIMILE TRANSMISSION COVER MEMORANDUM

| | |
|---|---|
| **DATE:** | July 30, 2004 |
| **TO:** | Office of International Corporate Finance<br>Division of Corporate Finance<br>Securities and Exchange Commission<br>Attn.: Mr. Paul Dudek, Mail Stop 3-9 |
| **FACSIMILE NUMBER:** | 010-1-202-942-9624 |
| **FROM:** | Emi Matsumoto, Group Planning Department |
| **NUMBER OF PAGES:** | 3 / (including this page) |
| **RE:** | Information Furnished Pursuant to 12g-3-2(b) |



dlw 7/30

* If you do not receive all pages please contact us immediately.

**UFJ Holdings, Inc.**
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 30, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

**Press Release**

July 30, 2004

UFJ Holdings, Inc.

## Statement Regarding Media Reports

UFJ Holdings, Inc. issued the following statement in response to media reports published today:

"Even though some media reported that Sumitomo Mitsui Financial Group will propose integration discussions to the UFJ Group, we have not been notified about the issue."

UFJ

**Press Release**

July 30, 2004

UFJ Holdings, Inc.

## Regarding Management Integration with MTFG

UFJ Holdings, Inc. (UFJ) signed a memorandum of understanding with Mitsubishi Tokyo Financial Group, Inc. (MTFG) on July 16, 2004, and the two groups have been making discussions regarding a possible management integration and UFJ's capital reinforcement, aiming to reach a basic agreement by the end of this month.

In response to the decision by Tokyo District Court to grant Sumitomo Trust & Banking Co. Ltd. a preliminary injunction, which was made on July 27, 2004, UFJ filed an objection against the injunction with the court and the case is still pending.

In accordance with its basic stance to aim at a management integration with MTFG as an entire group, UFJ will continue to make its best efforts to reach a basic agreement with MTFG as quickly as possible in compliance with the injunction.

UFJ

Press Release

July 30, 2004

UFJ Holdings, Inc.

UFJ Tsubasa Securities Co., Ltd.

# Cancellation of Share Exchange Agreement

UFJ Holdings, Inc. (UFJ Holdings) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa) today cancelled their share exchange agreement dated May 28, 2004.

In response to the substantial changes in circumstances surrounding UFJ, including the status of discussions between UFJ and Mitsubishi Tokyo Financial Group, Inc. regarding a possible management integration, UFJ Holdings and UFJ Tsubasa decided to cancel the agreement. As a result, UFJ Tsubasa will not become a wholly owned subsidiary of UFJ Holdings on August 16, 2004, as opposed to the previous announcement.

The procedure of submission of share certificates for UFJ Tsubasa's shareholders is suspended today and submission hereafter is unnecessary. The submitted share certificates will be returned to the respective shareholders as quickly as possible.

In addition, the delisting of UFJ Tsubasa's shares scheduled on August 10, 2004 is planned to be cancelled. Therefore, shares of UFJ Tsubasa will remain listed at Tokyo, Osaka, and Nagoya stock exchanges.

This decision does not represent a change in the UFJ's strong commitments to securities businesses. UFJ Tsubasa continues to be positioned as UFJ's core securities company as ever. UFJ will appreciate the understanding of the shareholders and related parties of the both companies about this matter.

UFJ

Press Release

July 30, 2004

UFJ Holdings, Inc.

## Regarding Submission of Progress Report on Plan to Revitalize Management

UFJ Holdings, Inc. submitted the progress report for the fiscal year ended March 2004, regarding the plan to revitalize management formulated according to the Law relating to Emergency Measures for Early Reconstruction of Financial Systems, to the Financial Services Agency.

# Progress Report on Plan to Revitalize Management

(Summary)

**UFJ Holdings, Inc.**
(UFJ Bank Limited)
(UFJ Trust Bank Limited)

***July 2004***

# Contents

## 1. Summary of Financial Results for the Fiscal Year ended March 31, 2004

The UFJ Group has been making efforts to improve its asset quality by primarily focusing on the reduction of problem loans in accordance with the "Accelerated Business Reform Plan", announced in December 2002. At the same time, we have been further reinforcing our profitability by implementing group wide strategies and thereby raising productivity across the group.
For the fiscal year ended March 31, 2004, gross operating profit exceeded the target set in the Plan to Revitalize Management (the "Plan"), since core business lines, that are retail banking, corporate banking, global banking & trading and UFJ Trust performed well. Also, because the reduction of personnel and non-personnel expenses has exceeded the target set in the Plan, business profit has exceeded the target. However, due to the increase in credit costs primarily resulted from the acceleration of off-balancings of non-performing loans and the aggressive provisionings for large troubled borrowers, we posted a net loss.

### Results for the Fiscal Year ended March 31, 2004

**< Banking Subsidiaries Combined>**

The summary of the aggregate financial results for the fiscal year ended March 31, 2004 of UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") is as follows.
Gross operating profit (after write-offs in trust account) was Yen 1,337.3 billion, a decrease of Yen 15.3 billion from the previous fiscal year. While there was an increase of Yen 52.2 billion in net fees and commissions, net interest income decreased by Yen 18.2 billion and gains on bonds also declined by Yen 75.6 billion.
Regarding general and administrative expenses, personnel expenses declined by Yen 13.6 billion through reduction of employees and restrained compensation, non-personnel expenses also declined by Yen 12.5 billion through reduction of administrative works and fixed costs. The result was a Yen 27.7 billion decrease from the previous fiscal year.
As a result, the business profit before net transfer to the general reserve was Yen 789.4 billion, up by Yen 10.6 billion from the previous fiscal year and exceeded the target for FY 2003 in the Plan by Yen 66.0 billion.
The ordinary loss after considering Yen 342.2 billion of net transfer to the general reserve, Yen 288.5 billion of gains on stocks and equity securities and Yen 931.5 billion of credit costs was Yen 342.1 billion.
As a result, net loss was Yen 307.1 billion, which was Yen 500.2 billion short of the target for FY 2003 in the Plan.

The summary of the aggregate financial results for the fiscal year ended March 31, 2004 of UFJ Bank, UFJ Trust, UFJ Strategic Partner Co., Ltd. (UFJSP), UFJ Equity Investments Co., Ltd. (UFJEI) and UFJ Trust Equity Co., Ltd. (UFJTE) is as follows.
Business profit was Yen 794.6 billion, which exceeded the target for FY 2003 of the Plan by Yen 71.2 billion.
Ordinary loss was Yen 424.7 billion, mainly because accelerated off-balancings and provisionings for large troubled borrowers boosted the credit related expenses to Yen 1,391.2 billion. Net loss was Yen 372.3 billion, which was Yen 507.4 billion short of the target for FY 2003 in the Plan.

**<UFJ Holdings Consolidated>**

UFJ Holdings posted a consolidated ordinary loss of Yen 397.6 billion and a net loss of Yen 402.8 billion primarily due to the increase of credit costs.
BIS capital ratio as of March 31, 2004 was 9.24%, which is a decrease of 0.72% from the previous year due to the net loss in FY 2003. We would like to increase the BIS capital ratio by enhancing retained earnings through improvement of profitability and cost cutting and by well-timed capital raisings.

**<Retained Earnings>**

Retained earnings of UFJ Holdings, UFJ Bank and UFJ Trust combined were minus Yen 232.0 billion as of March 31, 2004.

Summary of Retained Earnings (Billions of Yen)

| | FY 3/2003 (Actual) | FY 3/2004(Plan) | FY 3/2004(Actual) |
|---|---|---|---|
| Retained Earnings | (502.2) | 264.5 | (232.0) |

## 2. State of Implementation of Plan to Revitalize Management

### (1) Response to the Business Improvement Administrative Order for the FY 3/2003

The UFJ Group recognizes improvement of asset quality as its foremost and pressing business issue and implements measures for establishment of sound financial positions aggressively.
As a result of the effort we made for the fundamental improvement of our financial positions, we posted a net loss in the FY 2002. In August 2003, we received Business Improvement Administrative Order, since the earnings for the FY 2002 were substantially below the target set in the Plan.
In response to the Business Improvement Administrative Order, we formulated improvement plans, which include the measures for material improvement of profitability and financial positions. The UFJ Group has taken actions to meet the target set in the Plan through steady implementation of these improvement plans.
Consequently, for the fiscal year ended March 31, 2004, gross operating profit exceeded the target set in the Plan as core business lines, that are retail banking, corporate banking, global banking & trading and UFJ Trust having performed well. Also, because the reduction of personnel and non-personnel expenses has exceeded the target set in the Plan, business profit has exceeded the target. However, due to the increase in credit costs primarily resulted from the acceleration of off-balancings of non-performing loans and the aggressive provisionings for large troubled borrowers, we posted a net loss again for FY 2003.

### (2) Progress in Rationalization

The UFJ Group has aggressively streamlined its operation by such measures as bringing forward the schedule for merger of commercial banks to realize integration effect as soon as possible.
As a result, we have already achieved the target set forth at the time of the group unification, as the full completion of the business integration in terms of the number of employees and branches. We have also achieved a decrease in personnel expenses through the reduction in the number of employees and bonuses and through the introduction of new personnel management system and a decrease in non-personnel expenses through the prompt realization of integration effect and the reduction of administrative works and fixed costs.

1. Headcount
As of March 31, 2004, the number of directors and statutory auditors was 21, down by 3 from March 31, 2003, achieving 3 more reductions than the target. The number of employees was 20,395, down by 1,932 from March 31, 2003, which achieved the target.

2. Branches and overseas subsidiaries
The number of domestic branches as of March 31, 2004 was 398, down by 8 from March 31, 2003. The number of overseas branches as of March 31, 2004 was 17, same as that of March 31, 2003. The number of overseas subsidiaries as of March 31, 2004 was 13, having decreased by 1.

3. Personnel expenses
The personnel expenses for the fiscal year ended March 31, 2004 were Yen 210.4 billion, exceeded the reduction target by Yen 11.7 billion. In October 2003, UFJ Trust introduced the personnel management system focused on the each individual's duties and performance regardless of the seniority, which has been already introduced in UFJ Bank in the 2nd half of FY 2001. The Group will adopt the best personnel management system suitable for each division in the future. Average monthly payment was Yen 480 thousand, which achieved the target. (Please refer to Table 4)

4. Remuneration and bonuses for directors and statutory auditors
For the fiscal year ended March 31, 2004, the total and average amount of remuneration and bonuses for directors and statutory auditors were Yen 394 million and Yen 22 million respectively. Average

retirement allowance for directors and statutory auditors was Yen 13 million.

5. Non-personnel expenses
The non-personnel expenses for the fiscal year ended March 31, 2004 were Yen 326.5 billion, which met the target. (Please refer to Table 4)
The total amount of personnel and non-personnel expenses for the fiscal year ended March 31, 2004 were Yen 537.0 billion, which decreased by Yen 26.0 billion from the previous fiscal year and met the target.

OHR for the fiscal year ended March 31, 2004 was 41.7%, which cleared the target.

We will continue to pursue efficiency at the maximum level. In addition, we will implement the measures for material improvement of profitability of the group. To achieve such improvements, we will hereafter make strategic investments.

### (3) Results of Problem Loan Disposal

The UFJ Group places the resolution of problem loan issues at the top of priorities for management.

We have accelerated off-balancings of non-performing loans and provisioned aggressively for large troubled borrowers. As a result, credit costs for the fiscal year ended March 31, 2004 were Yen 1,031.9 billion, for UFJ Bank and UFJ Trust combined. Net transfer to general reserve was Yen 342.3 billion. Losses on supporting specific borrowers for the fiscal year ended March 31, 2004 were Yen 52.9 billion. When the UFJ Group extends financial supports to its customers via debt forgiveness or other measures, economic rationality of such decision is thoroughly scrutinized. Specifically, following points are carefully reviewed before financial supports are extended.

a) Certainty of collection of remaining portion of loans
b) Rationality and enforceability of revitalization plan
c) Clarification of the responsibility of the management team of the company
d) Social influence of the company

<Credit related expenses for fiscal year ended March 31, 2004 >
(UFJ Bank including UFJSP and UFJ Trust combined)

| | (Billions of Yen) |
|---|---|
| Net transfer to general reserve | (342.3) |
| Credit costs | (1,031.9) |
| Credit costs (trust account) | (16.9) |
| Collection of written-off claims | 53.7 |
| Transfer from reserve for possible loan losses | 25.6 |
| Transfer from reserve for contingent liabilities related to loans sold | 0.2 |
| Total | (1,311.5) |

Balance of problem loans of UFJ Bank, UFJ SP and UFJ Trust under Financial Reconstruction Law as of March 31, 2004 was Yen 3,949.3 billion, down by Yen 214.1 billion from March 31, 2003.
Problem loan ratio as of March 31, 2004 was 8.50%, down only by 0.16% from March 31, 2003.
However, our balance of "unhealthy loans" that includes "special mention" and lower categories has steadily declined and the quality of the overall loan portfolio has been improving. The ratio of loans to "sub-standard" borrowers and to those in lower categories over the total loans as of March 31, 2004 was 9.73%, down by 1.26% from the previous fiscal year end, and the ratio of "unhealthy loans" (loans to "special mention" borrowers and to those in lower categories) over the total loans as of March 31, 2004 was 15.88%, down by 3.93% from the previous fiscal year end. As of March 31, 2004, the reserve ratio to the loans to sub-standard borrowers was 48.5%, and that to the loans to doubtful borrowers was 81.4%. The substantial increase in reserves from the end of March 2003 means that the residual risk has been reduced dramatically.

In order to resolve the non-performing loan problems, the UFJ Group will mobilize all the resources available for the group to speed up revitalization and final disposal. We intend to bring the problem loan ratio to less than 4% by the end of FY 2004.

**(4) Progress In Domestic Lending**

<Business improvement plan regarding loans to small and medium-sized enterprises (SMEs)>
The UFJ Group has positioned business with SMEs and retail customers as important strategic area, and has aggressively implemented various measures in pursuit of increasing the size of loan assets.
However, on the ground that UFJ Holdings' procedures to monitor and verify SME lending was deemed to be inadequate and UFJ Bank's internal control system for the monitoring to be defective, FSA took an administrative action on UFJ in June 2004. UFJ takes the action very seriously.
At UFJ, the procedure to manage SME lending, an important item in the plan to revitalize management, has not adequately functioned. Specifically, the rules for registering customer information (industries, capital, number of employees etc.) for segmenting purposes and extraction of individual loans for businesses in accord with definitions were not adequate. Moreover, examination of accuracy in segmentation and registration was inadequate. As a result, the bank counted some loans to large corporations as lending to SMEs, and missed some SME lending. In addition, since there were inadequacies in the measures taken by the headquarters, the instructions given to branches, and the framework to supervise and monitor branches, the bank reported a certain amount of short-term lending at the fiscal year end, which did not necessarily fit the purpose of the Early Reconstruction Law.
UFJ regrets and sincerely apologizes for the fact that our procedures and internal control systems concerning SME lending was inadequate.
Based on the current understanding stated above, UFJ settled on concrete measures to develop and reinforce the internal control systems to monitor and verify SME lending and submitted a business improvement plan responding to the administrative action.
In order to prevent such situation from recurring, UFJ will implement the business improvement plan steadily and develop and reinforce the internal control systems so that credit could be extended in accordance with the purpose of the Early Reconstruction Law.

[Outline of the business improvement plan regarding loans to SMEs]
--- Measures to prevent recurrence ---

1. Improvement in organizational structure
The Group Planning Department of UFJ Holdings and the Corporate Planning Department of UFJ Bank will take responsibility for reinforcing UFJ's internal control systems related to SME lending, reconsidering the inadequate efforts in the past.
- At UFJ Bank, the Corporate Planning Department will be in charge of monitoring progress in all related sections.
- The bank aims to strengthen the secondary checking functions. The Internal Audit Department will audit headquarters and branches to examine implementation of the measures to be taken, and will require the sections to correct inappropriate behaviors.

2. Reinforcement of database management
UFJ will increase the accuracy of databases through reforming its database management, including revision of rules for registration and maintenance of customer information. (industries, capital, number of employees etc.) At the same time, it will develop an appropriate reporting framework.
- UFJ Bank will improve the accuracy of databases by establishing rules for initial registration and periodic revision of customer information, and for developing computer systems.
- The bank will heighten employees' awareness of the importance of database management through rigid application of the rules and provision of instructions about the rules for branches.
- The bank will clarify and unify the definitions and counting standards related to SME lending in order to establish systems to report accurate figures.

3. Improvement in abilities to recognize reality
At UFJ Bank, branches will promote SME lending, and the headquarters will develop strategies and give instructions to the branches in a proper manner, in accordance with the objective of the Early Reconstruction Law.
- The bank will again recognize the objective of the law: provision of sufficient funds in response to the financing needs of healthy SMEs.

- The bank will adopt a well-balanced evaluation system for business performance, aiming at promotion of "loans which fit the objective of the law" as well as avoidance of "loans largely against the objective of the law".
- The bank will prevent a recurrence of provision of loans, which do not fit the objective of the law, by monitoring short-term lending at the fiscal year end.

4. Promotion of SME lending

UFJ Bank will continue promoting reform in its lending business, aiming to increase loans to SMEs. This will include aggressive promotion of "UFJ Business Loan", which is a loan product for small businesses, "Basic Mode", which is a credit assessment method for SME lending, and the "industrial credit standard", which is a credit assessment method for medium-sized companies. At the same time, it will increase its marketing force, specializing in the extension of lending to new SME customers.

5. Reinforcement of internal control

At UFJ Bank, in addition to the monitoring conducted by the sections in charge of business promotion or risk management, the Internal Audit Department will examine the measures to be taken to prevent recurrence through auditing the headquarters and branches.

We have corrected the figures related to loans to SMEs by way of improving the accuracy of customer information database and excluding loans which may not necessarily fit the purpose of the Early Reconstruction Law.
Details of the correction on the past figures are as follows.

(Billions of Yen)

Loans to SMEs (balance)

| | | 3/2002 Actual | 9/2002 Actual | 3/2003 Actual | 3/2003 Actual* | 9/2003 Actual* | 3/2004 Plan |
|---|---|---|---|---|---|---|---|
| Before correction | Including impact loans | 19,618.0 | 18,358.9 | 18,646.9 | 18,045.3 | 16,231.5 | 16,637.7 |
| | Excluding impact loans | 19,208.6 | 18,060.1 | 18,433.2 | 17,831.9 | 16,049.3 | 16,424.3 |
| After correction | Including impact loans | 20,210.2 | 18,727.3 | 17,922.0 | 17,317.7 | 15,693.3 | 15,910.1 |
| | Excluding impact loans | 19,868.3 | 18,489.2 | 17,756.3 | 17,154.3 | 15,558.9 | 15,746.7 |

Loans to SMEs (Amount of change, after adjustment)

| | | 3/2002 Actual | 9/2002 Actual | 3/2003 Actual | 3/2003 Actual* | 9/2003 Actual* | 3/2004 Plan |
|---|---|---|---|---|---|---|---|
| Before correction | Including impact loans | | (943.2) | 214.7 | | (733.5) | |
| | Excluding impact loans | | (832.6) | 410.4 | | (709.7) | |
| After correction | Including impact loans | | (1,149.4) | (1,352.4) | | (425.9) | |
| | Excluding impact loans | | (1,045.6) | (1,176.2) | | (399.7) | |

*From FY 2003, loans to consolidated subsidiaries and affiliates accounted for under the equity method, which do not redound to increase loans to SMEs, are deducted from the figures

("Table 5 Loans and Bills Discounted" is based on the figures after the correction )

<Progress in FY 2003>

In fiscal 2003, in order to attain targets set in the Plan, the UFJ Group has implemented various new measures as well as continuing to carry out ongoing effective measures.
We have reinforced group-wide coordination and measures to increase volumes of credit granted. In order to respond to diversifying funding needs, we have deployed new offices such as offices specializing in new SME customers and 'Business Banking Offices' for the business development with small firms. We have also expanded product line by launching standardized products in smaller amount, starting innovative credit extension, promoting sales of various funds and strengthening loan products with securitization technology, and so on.

Whereas economic environment has started to improve in FY 2003 both at home and abroad, business was still difficult for financial institutions as companies continued to deleverage. Thanks to the effect of various measures, balance of SME lending at March 31, 2004 increased by Yen 249.6 billion from that of September 30, 2003. Regrettably, however, compared with that of March 31, 2003, it has decreased by Yen 150.1 billion. Loans in the figures reported above are all in compliance with the concept of SME lending stipulated in the Early Reconstruction Law. We will keep on supplying funds effectively with SMEs in accordance with the purpose of SME lending.

<Initiatives in future>

The UFJ Group will continue to focus on supplying funds to companies including SMEs with a belief

that to serve as a financial intermediary is a social responsibility for banks. We will revise the branch office network to promote innovative credit extension and corporate loans to new customers so as to increase lending to SMEs drastically.

### (5) Dividend Policy

From the standpoint of the public nature of a financial institution and maintenance of financial soundness, we believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves with consideration for the enhancement of shareholders' value into the future.

We made a decision to suspend the common stock dividend for the FY 2003, considering weak financial results and internal reserves due to the aggressive actions for the resolution of the problem loan issue.

Hereafter we will steadily increase internal reserves by generating profit through implementation of various measures to improve profitability, aiming to be an "innovative financial group, which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base".

We will give careful consideration on the specific dividend level hereafter in view of the earnings trend and financial soundness, based on the fundamental policy above.

### (6) Substantial Underperformance of the Net Profit Target

The UFJ Group recognizes prompt improvement of its asset quality as the foremost and pressing business issue for the establishment of sound financial positions, and has aggressively implemented various measures. Specifically we have worked on the improvement of asset quality through major reductions in problem loans along the lines of the "Accelerated Business Reform Plan" announced in December 2002.
In FY 2003 we aggressively pursued improvement of asset quality as well as implementing drastic measures for profitability enhancement.
As a result, by the increase of gross operating profit and the further reduction of expenses, business profit exceeded the target set in the plans. We have sold more equity holdings than initially projected with a proper attention to possible impact on the stock market. Meanwhile, as we accelerated off-balancings of non-performing loans and increased reserves for large troubled borrowers aggressively, credit related expenses increased and we posted a net loss of Yen 372.3 billion for the fiscal year ended March 31, 2004. Although business profit exceeded the initial target, because we increased reserves mainly for large troubled borrowers in preparation for uncertainty over unexpected additional credit cost in the course of problem loan reduction in FY 2004, credit related expenses overshot and differed from the target set in the Plan.
UFJ received the Business Improvement Orders regarding failures to meet profit target for the last two consecutive financial periods. UFJ takes this very seriously and makes a strong commitment to implement thorough management reforms by parting from the past through the complete renewal of the management team as well as the decision to reduce remuneration for directors and executive officers and bonuses for employees.
The UFJ Group will publicize its concrete measures and target figures in the forthcoming Plan to Revitalize Management.

In addition to the Business Improvement Order based on the financial results for fiscal 2002, UFJ Holdings received another Business Improvement Order, since profit for fiscal 2003 largely undershot the target stated in the Plan.

<Details of the administrative action>
- -UFJ Holdings must revise its ongoing business improvement plan and submit a new plan to the FSA which contains measures to establish responsible management and to fundamentally improve profitability.
- -UFJ Holdings must steadily implement the new business improvement plan.
- -UFJ Holdings must report the progress in the implementation of the plan on a quarterly basis until it is confirmed that the plan is fully implemented.

<Governing law>

Article 20.2 of the Early Reconstruction Law

Article 52-33.1 of the Banking Law

<Grounds for the Improvement Order>

Based on Article 20.2 of the Early Reconstruction Law, the FSA recognized the necessity to take administrative actions in order to ensure the fulfillment of the Plan to Revitalize Management because there was not sufficient sign of improvement in business operations, despite the issuance of the Business Improvement Order for the fiscal year ended March 2003, as was shown in the actual figures of profits that considerably underperformed the profit targets for the fiscal year ended March 2004 set in the Plan to Revitalize Management.

# UFJ Holdings

# (Supplementary Data)

## Table 1-1 Financial Projection Summary (UFJ Holdings, Inc.)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

| | Fiscal Year 3/2002 (Actual) | Fiscal Year 3/2003 (Actual) | Fiscal Year 3/2004 (Plan) | Fiscal Year 3/2004 (Actual) |
|---|---|---|---|---|
| Total assets | 4,212.6 | 4,292.1 | 4,087.0 | 4,111.2 |
| Loans and bills discounted | 91.7 | 91.7 | 0.0 | 0.0 |
| Securities | 4,116.8 | 4,191.8 | 4,078.5 | 4,106.9 |
| Total liabilities | 322.3 | 342.7 | 136.5 | 157.4 |
| Total stockholders' equity | 3,957.3 | 3,946.2 | 3,954.8 | 3,953.4 |
| Capital stock | 1,000.0 | 1,000.0 | 1,000.0 | 1,000.0 |
| Capital surplus | 1,882.9 | 1,882.9 | 1,882.9 | 1,882.9 |
| Other capital surplus | 1,000.0 | 1,001.7 | 1,001.7 | 1,001.7 |
| Legal surplus | - | - | - | - |
| Retained earnings | 74.6 | 62.8 | 71.4 | 66.4 |
| Treasury stock | (0.2) | (0.4) | (0.4) | (0.8) |

2. Income Statements

(Billions of Yen)

| | Fiscal Year 3/2002 (Actual) | Fiscal Year 3/2003 (Actual) | Fiscal Year 3/2004 (Plan) | Fiscal Year 3/2004 (Actual) |
|---|---|---|---|---|
| Ordinary profit | 75.1 | 11.9 | 15.6 | 16.5 |
| Dividends received | 73.9 | 11.1 | 15.6 | 15.5 |
| Operating expenses | 6.3 | 3.1 | 3.6 | 2.3 |
| Personnel expenses | 2.8 | 1.1 | 1.2 | 0.8 |
| Non-personnel expenses | 3.2 | 1.9 | 2.4 | 1.4 |
| Extraordinary profits | - | - | - | - |
| Extraordinary loss | - | - | - | 8.4 |
| Income before income taxes | 75.1 | 11.9 | 15.6 | 8.1 |
| Provision for income taxes | 0.6 | 0.3 | 0.0 | 0.9 |
| Income taxes (deferred) | (0.1) | 0.0 | 0.0 | (3.4) |
| Net Income | 74.6 | 11.5 | 15.6 | 10.6 |

3. Dividends

(Billions of Yen; Yen; %)

| | Fiscal Year 3/2002 (Actual) | Fiscal Year 3/2003 (Actual) | Fiscal Year 3/2004 (Plan) | Fiscal Year 3/2004 (Actual) |
|---|---|---|---|---|
| Profit distributable as dividends | 1,074.3 | 1,063.2 | 1,071.8 | 1,067.3 |
| Cash dividends | 15.6 | 14.6 | 26.6 | 12.8 |
| Dividend for common stock | - | - | 12.6 | - |
| Dividend for preferred shares (public fund portion) | 11.1 | 11.1 | 11.2 | 11.1 |
| Dividend for preferred shares (portion other than public funds) | 4.4 | 3.4 | 2.9 | 1.6 |
| Dividend per common stock | - | - | 2,500 | - |
| Dividend per class I preferred share | 37,500 | 37,500 | 37,500 | 37,500 |
| Dividend per class II preferred share | 15,900 | 15,900 | 15,900 | 15,900 |
| Dividend per class III preferred share | 68,750 | 68,750 | 68,750 | 68,750 |
| Dividend per class IV preferred share | 18,600 | 18,600 | 18,600 | 18,600 |
| Dividend per class V preferred share | 19,400 | 19,400 | 19,400 | 19,400 |
| Dividend per class VI preferred share | 5,300 | 5,300 | 5,300 | 5,300 |
| Dividend per class VII preferred share | 11,500 | 11,500 | 11,500 | 11,500 |
| Dividend rate per preferred share (public fund portion) | 0.80% | 0.80% | 0.80% | 0.80% |
| Dividend rate per preferred share (portion other than public funds) | 1.93% | 0.69% | 0.69% | 2.22% |
| Dividend payout ratio | 20.97% | 127.11% | 170.89% | 240.34% |

4. Management Indicators

(%)

| | Fiscal Year 3/2002 (Actual) | Fiscal Year 3/2003 (Actual) | Fiscal Year 3/2004 (Plan) | Fiscal Year 3/2004 (Actual) |
|---|---|---|---|---|
| Return on equity (net income / stockholders' equity*) | 1.89% | 0.29% | 0.39% | 0.27% |
| Return on assets (net income / total assets*) | 1.77% | 0.26% | 0.38% | 0.26% |

** Average Balance*

**Table 1-2 Financial Projection Summary**

**(Combined non-consolidated figures of UFJ Bank and UFJ Trust)**

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period) (Billions of Yen)

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Total assets | 90,986.5 | 78,280.1 | 76,254.0 | 82,057.6 |
| Loans and bills discounted | 49,351.9 | 42,822.1 | 40,956.3 | 39,740.6 |
| Securities | 19,954.7 | 19,040.9 | 19,712.5 | 21,462.0 |
| Trading assets | 4,217.9 | 3,301.1 | 3,364.0 | 2,246.2 |
| Deferred tax assets (at the end of period) | 1,457.5 | 1,471.2 | 1,514.5 | 1,369.6 |
| Total liabilities | 86,861.6 | 75,511.8 | 73,293.9 | 79,804.1 |
| Deposits (including NCDs) | 59,549.1 | 55,464.5 | 52,167.4 | 55,419.7 |
| Bonds | - | - | - | - |
| Trading liabilities | 2,368.8 | 1,982.0 | 2,025.0 | 1,572.0 |
| Deferred tax liabilities (at the end of period) | - | - | - | - |
| Deferred tax liabilities related to revaluation reserve for land (at the end of period) | 76.2 | 75.0 | 75.0 | 69.2 |
| Total stockholders' equity (at the end of period) | 2,826.6 | 2,072.5 | 2,252.1 | 1,961.1 |
| Capital stock | 1,124.1 | 1,124.1 | 1,124.1 | 1,124.1 |
| Capital surplus | 1,098.2 | 983.8 | 864.0 | 863.8 |
| Other capital surplus | 445.0 | 445.0 | - | - |
| Legal surplus | 23.7 | 23.7 | 23.7 | 23.7 |
| Retained earnings | (49.9) | (565.0) | 193.1 | (298.4) |
| Revaluation reserve for land, net of taxes | 117.6 | 108.2 | 108.1 | 99.5 |
| Net unrealized gains (loss) on available-for-sale securities, net of taxes | 67.9 | (47.3) | (60.9) | 148.3 |
| Treasury stock | - | - | - | - |

2. Income Statements (Billions of Yen)

| | Fiscal Year 3/ 2002 Actual | Fiscal Year 3/ 2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Gross operating profit (after write-off of trust account) | 1,318.6 | 1,352.6 | 1,293.1 | 1,337.3 |
| Trust fees (after write-off) | 69.1 | 58.7 | 46.6 | 49.6 |
| Jointly operated designated money trust account | 29.5 | 20.9 | 13.3 | 17.7 |
| Credit costs (trust account) | 44.2 | 18.7 | 15.3 | 16.9 |
| Interest income | 1,481.7 | 1,063.5 | 1,045.7 | 974.9 |
| Interest expenses | 546.4 | 272.2 | 249.3 | 201.8 |
| Fees and commissions | 165.0 | 167.2 | 193.6 | 219.4 |
| Trading revenue | 49.7 | 97.9 | 100.2 | 146.6 |
| Other operating income | 99.4 | 237.4 | 156.3 | 148.4 |
| Bonds related income | 59.2 | 196.9 | 104.1 | 121.3 |
| Business profit before net transfer to general reserve | 710.0 | 778.8 | 723.4 | 789.4 |
| Business profit | 558.7 | 508.0 | 708.1 | 430.3 |
| Less: Net transfer to general reserve | 107.0 | 252.0 | - | 342.2 |
| Operating expenses | 652.8 | 592.5 | 585.0 | 564.8 |
| Personnel expenses | 255.2 | 223.1 | 221.0 | 209.5 |
| Non-personnel expenses | 360.6 | 339.9 | 334.3 | 327.4 |
| Credit costs (banking account) | 1,782.6 | 564.6 | 369.8 | 931.5 |
| Gains (losses) on stocks and other equity securities | (222.4) | (617.7) | (33.0) | 288.5 |
| Revaluation losses | 465.3 | 191.5 | - | 8.2 |
| Ordinary profit | (1,539.0) | (698.2) | 239.9 | (342.1) |
| Extraordinary profit | 96.7 | 120.1 | 4.1 | 125.8 |
| Extraordinary loss | 123.5 | 59.0 | 50.8 | 56.7 |
| Provision for income taxes | 0.7 | 1.2 | - | (0.7) |
| Income taxes (deferred) | (420.1) | (13.8) | - | 34.7 |
| Net income | (1,146.4) | (624.5) | 193.1 | (307.1) |

3. Dividends (Billions of Yen; Yen; %)

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Profit distributable as dividends | 507.3 | - | 152.5 | 17.7 |
| Cash dividends | | | 22.9 | |
| Dividend for common stock | | | 11.2 | |
| Dividend for preferred shares (public fund portion) | | | 8.9 | |
| Dividend for preferred shares (portion other than public funds) | | | 2.8 | |
| Dividend per common stock | | | 1.97 | |
| Dividend rate per preferred share (public fund portion) | | | 0.80 | |
| Dividend rate per preferred share (portion other than public funds) | | | 0.69 | |
| Dividend payout ratio | | | 11.90 | |

4. Management Indicators (%)

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Yield on interest -earning assets (A) | 1.94 | 1.61 | 1.61 | 1.48 |
| Loans and bills discounted (B) | 1.93 | 1.87 | 1.88 | 1.77 |
| Securities | 1.56 | 0.98 | 1.08 | 0.96 |
| Yield on interest-bearing liabilities (C) | 1.50 | 1.18 | 1.18 | 1.01 |
| Deposits and others (including NCDs) (D) | 0.50 | 0.18 | 0.18 | 0.11 |
| Expense ratio (E) | 0.94 | 0.93 | 0.99 | 0.88 |
| Personnel expense ratio | 0.36 | 0.34 | 0.37 | 0.32 |
| Non-personnel expense ratio | 0.52 | 0.54 | 0.57 | 0.51 |
| Profit margin of funds (A) - (C) | 0.44 | 0.42 | 0.43 | 0.46 |
| Profit margin between loans and deposits (B) - (D) - (E) | 0.48 | 0.74 | 0.71 | 0.77 |
| Non interest income ratio *(Note 1)* | 31.37 | 30.22 | 30.87 | 34.97 |
| OHR | 47.90 | 43.20 | 44.71 | 41.70 |
| ROE *(Note 2)* | 20.43 | 32.03 | 33.45 | 39.14 |
| ROA *(Note 3)* | 0.78 | 0.99 | 0.99 | 1.00 |

*Notes:*

*1 Non interest income ratio = (Trust fees + fees and commissions + trading revenue) / (Gross operating profit - other operating income)*

*2 Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

*3 Business profit before net tranfer to general reserve / total assets (average balance) for FY3/2002 and FY3/2003.*
*Business profit before net tranfer to general reserve / (total assets - customers' liabilities for acceptances and guarantees)<average balance> for FY3/2004*

**(Combined figures of UFJ Bank (including UFJSP and UFJEI) and UFJ Trust (including UFJTE))**

Income Summary and Management Indicator (Billions of Yen)

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Business profit before net transfer to general reserve and before write-off of trust account | | 778.9 | 723.4 | 794.6 |
| Credit related expenses *(Note 1)* | | 835.4 | 444.6 | 1,391.2 |
| Gains & losses on stocks and other equity securities | | (617.7) | (33.0) | 329.9 |
| Revaluation losses | | 191.5 | - | 8.2 |
| Ordinary profit | | (699.7) | 181.9 | (424.7) |
| Net income | | (625.6) | 135.1 | (372.3) |
| | | | | (%) |
| ROE *(Note 2)* | | 31.97 | 33.91 | 40.22 |
| ROA on adjusted core business profit base *(Note 3)* | 0.68 | 0.76 | | 0.80 |

*Notes:*

*1 Credit related expenses = Net transfer to reserve for possible loan losses + Creidt costs + Loans written-off in trust account*

*2 Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

*3 (Business profit before net transfer to general reserve - bonds related income - dividends from subsidiaries) / (total assets - customers' liabilities for acceptances and guarantees)<average balance>*

**Table 1-3 Earning Trends and Target of Trust Related Business**

(Billions of Yen)

| | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|
| Gross operating profit (A) | 83.4 | 87.8 | 83.6 |
| Corporate agency | 28.6 | 30.5 | 29.3 |
| Real estate | 8.2 | 14.2 | 12.1 |
| Asset Securitization | 3.8 | 5.4 | 5.4 |
| Pensions | 21.1 | 18.2 | 17.6 |
| Securities related | 14.2 | 7.1 | 6.4 |
| Private client service | 7.4 | 9.5 | 10.4 |
| Operating expenses to (A) (B) | 53.1 | 51.4 | 50.2 |
| Personnel expenses | 21.3 | 21.7 | 21.5 |
| Non-personnel expenses | 30.2 | 28.1 | 27.3 |
| (A) - (B) | 30.3 | 36.4 | 33.4 |

**Table 1-4 Trend of Earnings (UFJ Holdings consolidated)**

1. Balance Sheets (Balances at the end of the period) (Billions of Yen)

| | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Actual |
|---|---|---|
| Total assets | 80,207.4 | 82,134.4 |
| Loans and bills discounted | 44,178.6 | 42,462.6 |
| Securities | 18,132.8 | 22,025.9 |
| Trading assets | 3,045.0 | 2,792.9 |
| Deferred tax assets | 1,522.6 | 1,413.7 |
| Total liabilities | 77,499.7 | 79,643.9 |
| Deposits (including NCDs) | 56,078.3 | 58,490.1 |
| Bonds | - | — |
| Trading liabilities | 1,965.3 | 2,167.5 |
| Deferred tax liabilities | 0.3 | 17.9 |
| Deferred tax liabilities related to revaluation reserve for land | 82.7 | 76.9 |
| Minority interests | 843.3 | 825.4 |
| Total stockholders' equity | 1,864.3 | 1,665.0 |
| Capital stock | 1,000.0 | 1,000.0 |
| Capital surplus | 1,233.7 | 1,233.7 |
| Retained earnings | (359.3) | (760.5) |
| Revaluation reserve for land, net of taxes | 121.7 | 112.9 |
| Net unrealized gains (losses) on available-for-sale securities, net of taxes | (65.7) | 172.6 |
| Foreign currency translation adjustments | (64.1) | (91.4) |
| Treasury stock | (1.9) | (2.2) |

2. Income Statements (Billions of Yen)

| | Fiscal Year 3/ 2003 Actual | Fiscal Year 3/2004 Actual |
|---|---|---|
| Total income | 2,400.5 | 2,566.6 |
| Interest income | 1,156.9 | 1,027.5 |
| Trust fees | 58.4 | 49.4 |
| Fees and commissions income | 361.0 | 454.7 |
| Trading revenue | 140.6 | 188.0 |
| Other operating income | 549.5 | 492.5 |
| Other income | 133.9 | 354.4 |
| Total expenses | 3,069.9 | 2,964.3 |
| Interest expenses | 288.5 | 202.5 |
| Fees and commissions expenses | 68.5 | 66.9 |
| Trading expenses | 0.4 | - |
| Other operating expenses | 314.4 | 334.4 |
| General and administrative expenses | 775.1 | 773.0 |
| Other expenses | 1,622.8 | 1,587.4 |
| Loans written-off | 274.0 | 426.3 |
| Net transfer to loan loss reserves | 401.7 | 838.3 |
| Net transfer to general reserve | 242.4 | 280.0 |
| Net transfer to specific reserve | 160.4 | 559.6 |
| Ordinary profit | (669.3) | (397.6) |
| Extraordinary profit | 120.0 | 123.2 |
| Extraordinary losses | 69.6 | 57.3 |
| Income before income taxes and minority interests | (618.9) | (331.7) |
| Provision for income taxes | 7.6 | 14.1 |
| Income taxes (deferred) | (37.9) | 36.9 |
| Minority interests in net income | 20.2 | 20.0 |
| Net income | (608.9) | (402.8) |

**Table 2 BIS Capital Ratio**

(UFJ Holdings consolidated) (Billions of Yen)

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Forecast | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Capital stock | 1,000.0 | 1,000.0 | 1,000.0 | 1,000.0 |
| Preferred shares (non-cumulative) *(Note 1)* | | | | |
| Capital surplus | 1,266.6 | 1,233.7 | 1,233.7 | 1,233.7 |
| Retained earnings | 238.5 | (367.6) | (259.6) | (774.9) |
| Minority shareholders' interest of consolidated subsidiaries | 586.9 | 842.3 | 842.4 | 821.4 |
| Preferred securities | 529.9 | 628.9 | 628.9 | 616.1 |
| Net unrealized gains (losses) on available-for-sale securities, net of taxes | - | (64.7) | (76.7) | - |
| Treasury stocks | (72.9) | (1.9) | (1.9) | (2.2) |
| Foreign currency transaction adjustments | (37.8) | (64.1) | (64.1) | (91.4) |
| Goodwill | (2.4) | (1.7) | (1.8) | (2.0) |
| Consolidation adjustments account | (21.5) | (15.3) | (15.4) | (9.2) |
| Others | - | - | - | - |
| Total of Tier I | 2,957.3 | 2,560.4 | 2,656.6 | 2,175.2 |
| *(deferred tax amount)* | *(1,456.2)* | *(1,522.3)* | *(1,522.3)* | *(1,395.7)* |
| Unrealized profits on available-for-sale securities after 55% discount | 50.5 | - | - | 137.2 |
| Excess of Land Revaluation after 55% discount | 96.6 | 92.0 | 92.1 | 85.4 |
| General reserve for credit losses | 640.6 | 579.1 | 570.0 | 577.3 |
| Perpetual subordinated bonds and loans | 732.8 | 299.3 | 248.8 | 311.9 |
| Others | - | - | - | - |
| Total of Upper Tier II | 1,520.7 | 970.4 | 910.9 | 1,112.0 |
| Subordinated bonds and loans with fixed maturity | 1,286.5 | 1,158.4 | 1,328.3 | 1,359.8 |
| Others | - | - | - | - |
| Total of Lower Tier II | 1,286.5 | 1,158.4 | 1,328.3 | 1,359.8 |
| Total of Tier II | 2,807.2 | 2,128.9 | 2,239.2 | 2,471.8 |
| Amount included in total capital | 2,807.2 | 2,128.9 | 2,239.2 | 2,175.2 |
| Tier III | - | - | - | - |
| Deduction | (103.9) | (72.1) | (72.1) | (81.9) |
| Total capital | 5,660.6 | 4,617.3 | 4,823.6 | 4,268.6 |

(Billions of Yen)

| | | | | |
|---|---|---|---|---|
| Risk-weighted assets | 51,253.0 | 46,328.2 | 45,602.0 | 46,185.9 |
| Balance sheet items | 47,391.9 | 43,980.5 | 43,255.8 | 42,952.2 |
| Off balance sheet items | 3,317.7 | 1,879.9 | 1,879.9 | 2,310.6 |
| Others *(Note 2)* | 543.4 | 467.7 | 466.3 | 923.0 |

(%)

| | | | | |
|---|---|---|---|---|
| BIS risk adjusted capital ratio | 11.04 | 9.96 | 10.57 | 9.24 |
| Tier I ratio | 5.77 | 5.52 | 5.82 | 4.70 |

*Notes:*

1. *Unavailable since the company's capital stock cannot be subdivided into each class*
2. *Market risk equivalent amount divided by 8%*

**Table 3 Business Profit by Business Unit**

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of Yen)

| | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Actual |
|---|---|---|
| Retail Banking (UFJ Bank) | 49.5 | 70.6 |
| Gross operating profit | 279.0 | 288.5 |
| G&A expenses | (229.6) | (217.9) |
| Corporate Banking (UFJ Bank) | 241.6 | 309.6 |
| Gross operating profit | 460.4 | 512.9 |
| G&A expenses | (218.8) | (203.2) |
| Global Banking & Trading (UFJ Bank) | 119.8 | 143.9 |
| Gross operating profit | 175.5 | 192.1 |
| G&A expenses | (55.7) | (48.2) |
| UFJ Trust Bank | 102.0 | 86.5 |
| Gross operating profit | 183.1 | 164.1 |
| G&A expenses | (81.1) | (77.6) |
| Other divisions | 266.1 | 184.1 |
| Total business profit (gyomu jun-eki) | 778.9 | 794.6 |

(Consolidated)

(Billions of Yen)

| | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Actual |
|---|---|---|
| Retail Banking (UFJ Bank) | 65.5 | 94.9 |
| Gross operating profit | 377.7 | 398.1 |
| G&A expenses | (312.2) | (303.2) |
| Corporate Banking (UFJ Bank) | 236.2 | 315.5 |
| Gross operating profit | 462.0 | 528.6 |
| G&A expenses | (225.8) | (213.2) |
| Global Banking & Trading (UFJ Bank) | 137.7 | 142.0 |
| Gross operating profit | 218.9 | 206.8 |
| G&A expenses | (81.1) | (64.8) |
| UFJ Trust Bank | 102.1 | 87.9 |
| Gross operating profit | 186.7 | 168.9 |
| G&A expenses | (84.6) | (81.0) |
| Asset Management Group | (1.3) | 0.3 |
| Gross operating profit | 8.2 | 8.8 |
| G&A expenses | (9.5) | (8.5) |
| Securities & Investment Banking Group | (0.9) | 16.5 |
| Gross operating profit | 47.5 | 61.2 |
| G&A expenses | (46.6) | (44.7) |
| Other divisions | 266.1 | 184.1 |
| Total business profit (gyomu jun-eki) | 805.4 | 841.2 |

Note: Figures are taken from core business units for managerial purpose

**Table 4 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust)**

**Number of Directors, Statutory Auditors and Employees**

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Number of directors and statutory auditors | 29 | 24 | 24 | 21 |
| Non full-time directors | 8 | 10 | 10 | 10 |
| Directors | 19 | 18 | 18 | 16 |
| Non full-time directors | 6 | 6 | 6 | 6 |
| Statutory auditors | 10 | 6 | 6 | 5 |
| Non full-time statutory auditors | 2 | 4 | 4 | 4 |
| Number of employees * | 24,205 | 22,327 | 21,000 | 20,395 |

** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

**Number of Domestic Branches and Overseas Bases**

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Head office and domestic branches* | 517 | 406 | 400 | 398 |
| Overseas bases** | 19 | 17 | 18 | 17 |
| (For reference) Overseas subsidiaries | 17 | 14 | 13 | 13 |

* *The number excludes those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

**Personnel Expenses**

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Personnel expenses (millions of yen) | 255,278 | 224,297 | 222,200 | 210,461 |
| Salaries and bonuses (millions of yen) | 146,225 | 130,428 | 127,100 | 120,036 |
| Average monthly salary (thousands of yen)* | 482 | 483 | 489 | 480 |

* *Average age is 37 years (as of March 31, 2004)*

**Remuneration and Bonuses for Directors and Statutory Auditors** (Millions of Yen)

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Total remuneration and bonuses* | 556 | 416 | 500 | 394 |
| Remuneration | 555 | 416 | 500 | 394 |
| Bonuses | 1 | 0 | 0 | 0 |
| Average remuneration and bonuses (for full-time) | 20 | 21 | 25 | 22 |
| Average retirement allowance | 44 | 35 | 52 | 13 |

* *Aggregate amount of personnel expenses and profit distribution including 'employee portion' for directors who are concurrently 'employee.'*

**Non-Personnel Expenses** (Millions of Yen)

| | Fiscal Year 3/2002 Actual | Fiscal Year 3/2003 Actual | Fiscal Year 3/2004 Plan | Fiscal Year 3/2004 Actual |
|---|---|---|---|---|
| Non-personnel expenses | 360,667 | 338,741 | 333,100 | 326,554 |
| System related expenses* | 119,017 | 122,991 | 123,200 | 120,174 |
| Other than system related expenses | 241,650 | 215,750 | 209,900 | 206,380 |

* *Recorded on actual basis including leases*

**Personnel Expenses and Non-Personnel Expenses**

| | | | | |
|---|---|---|---|---|
| Personnel Expenses and Non-personnel expenses | 615,945 | 563,038 | 555,300 | 537,015 |

**Table 5 Loans and Bills Discounted**
**(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)**

(Balance) (Billions of Yen)

| | | 3/2003 Actual (A) | 3/2004 Plan (B) | 3/2004 Actual (C) |
|---|---|---|---|---|
| Domestic Loans | including impact loans | 41,923.3 | 39,954.0 | 40,239.2 |
| | excluding impact loans | 41,084.6 | 39,115.3 | 39,677.7 |
| Loans to small- & mid-sized companies *(Note 1)* | including impact loans | 17,317.7 | 15,910.1 | 14,047.9 |
| | excluding impact loans | 17,154.3 | 15,746.7 | 13,941.2 |
| Loans guaranteed by credit guarantee associations | | 1,301.8 | 1,301.8 | 997.1 |
| Loans to individuals (excluding loans to provide funds to run business) | | 8,430.3 | 8,938.4 | 9,214.4 |
| Housing loans | | 6,489.4 | 7,395.4 | 7,463.1 |
| Others | | 16,175.3 | 15,105.5 | 16,976.9 |
| Overseas loans | | 2,099.4 | 2,099.4 | 1,812.3 |
| Total | | 44,022.7 | 42,053.4 | 42,051.5 |

(Amount of change, actual figures after adjustment items in the table below)

(Billions of Yen)

| | | Fiscal Year 3/2004 Plan (B-A+D) | Fiscal Year 3/2004 Actual (C-A+E) |
|---|---|---|---|
| Domestic Loans | including impact loans | 530.8 | 869.1 |
| | excluding impact loans | 530.8 | 1,148.2 |
| Loans to small- & mid-sized companies *(Note 1)* | including impact loans | 10.0 | (202.0) |
| | excluding impact loans | 10.0 | (150.1) |

*Note:*

1 *Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants) [Includes loans for business purposes to individuals, excludes loans to consolidated subsidiaries and affiliates accounted for under equity method]*

(Adjustment items <for the figures excluding impact loans>) (Billions of yen)

| | Fiscal Year 3/2004 Plan (D) | Loans to small & mid-sized companies | Fiscal Year 3/2004 Actual (E) | Loans to small & mid-sized companies |
|---|---|---|---|---|
| Disposal of problem loans | | | 1,707.1 | 1,351.1 |
| Loans written-off *(Note 1)* | | | 33.9 | 30.9 |
| Partial direct written off *(Note 2)* | | | 679.4 | 628.0 |
| Loss on sales of loans to CCPC *(Note 3)* | | | 13.5 | 13.5 |
| Loss on sales of assets to RCC *(Note 4)* | | | 21.9 | 16.8 |
| Bulk sales, etc | | | 197.7 | 145.5 |
| Others *(Note 5)* | | | 760.7 | 516.4 |
| Loans securitized / sold *(Note 6)* | | | (211.0) | 263.0 |
| Privately placed bonds, etc *(Note 7)* | | | 1,030.6 | 1,420.5 |
| Subsidiaries, etc *(Note 8)* | | | 28.4 | 28.4 |
| Total | 2,500.1 | 1,417.6 | 2,555.1 | 3,063.0 |

*Notes:*

1 *Direct write-offs non-taxable*
2 *Partial direct write-offs implemented during the fiscal year*
3 *Amount of final disposal relating to loans sold to the Cooperative Credit Purchasing Company*
4 *Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*
5 *Amount decreased through other disposal of loans*
6 *Mainly securitization of normal loans*
7 *Substantial loans, including subscription of privately placed bonds*
8 *Loans to small-sized companies of those to the consolidated subsidiaries and affiliates accounted for under the equity method*

**Table 6 Loan Classification under the Financial Reconstruction Law (Non-consolidated/Consolidated)**

Banking account (Billions of Yen)

| | 3/2003 | | 3/2004 | |
|---|---|---|---|---|
| | (Non-consol.)* | (Consol.) | (Non-consol.)* | (Consol.) |
| Bankrupt and quasi-bankrupt | 400.8 | 487.1 | 295.1 | 366.6 |
| Doubtful | 1,192.6 | 1,247.9 | 1,473.9 | 1,522.5 |
| Sub-standard | 2,491.3 | 2,554.8 | 2,138.1 | 2,294.5 |
| Sub total | 4,084.7 | 4,290.0 | 3,907.1 | 4,183.7 |
| Normal** | 42,940.1 | 42,987.6 | 41,757.8 | 41,811.7 |
| Total | 47,024.9 | 47,277.6 | 45,664.9 | 45,995.5 |

Trust account (Billions of Yen)

| | 3/2003 | | 3/2004 | |
|---|---|---|---|---|
| | (Non-consol.)* | (Consol.) | (Non-consol.)* | (Consol.) |
| Bankrupt and quasi-bankrupt | 18.7 | 18.7 | 9.3 | 9.3 |
| Doubtful | 15.3 | 15.3 | 9.7 | 9.7 |
| Sub-standard | 44.6 | 44.6 | 23.1 | 23.1 |
| Sub total | 78.7 | 78.7 | 42.1 | 42.1 |
| Normal | 894.1 | 894.1 | 705.5 | 705.5 |
| Total | 972.9 | 972.9 | 747.7 | 747.7 |

Reserves (Billions of Yen)

| | 3/2003 | | 3/2004 | |
|---|---|---|---|---|
| | (Non-consol.)* | (Consol.) | (Non-consol.)* | (Consol.) |
| General reserve | 993.9 | 1,040.7 | 1,270.2 | 1,319.7 |
| Specific reserve | 532.1 | 629.9 | 723.3 | 798.5 |
| Specific reserve for loans to refinancing countries | 4.4 | 3.6 | 2.5 | 1.9 |
| Total loan loss reserve | 1,530.5 | 1,674.3 | 1,996.0 | 2,120.2 |
| Reserve for contingent liabilities related to loans sold | 13.6 | 18.8 | - | - |
| Reserve for supporting specific borrowers | - | - | 5.0 | 5.0 |
| Sub total | 1,544.1 | 1,693.1 | 2,001.1 | 2,125.3 |
| Special reserve for Loan Trust | 6.9 | 6.9 | 4.8 | 4.8 |
| Reserve for possible impairment of principal | - | - | - | - |
| Sub total | 6.9 | 6.9 | 4.8 | 4.8 |
| Total | 1,551.0 | 1,700.1 | 2,005.9 | 2,130.1 |

*Notes:*

** Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

*** Same figures are applied in both non-consolidated and consolidated for normal loans outstanding of UFJ Bank because the consolidated firgures were not calculated.*

### Table 7 Risk Monitored Loans (Non-consolidated/Consolidated)

Banking account (Billions of Yen; %)

| | 3/2003 (Non-consol.)* | 3/2003 (Consol.) | 3/2004 (Non-consol.)* | 3/2004 (Consol.) |
|---|---|---|---|---|
| Loans to bankrupt/quasi-bankrupt borrowers (A) | 122.4 | 135.4 | 69.3 | 84.1 |
| Other delinquent loans (B) | 1,468.3 | 1,583.8 | 1,610.5 | 1,704.3 |
| Loans past due 3 months or more (C) | 61.5 | 67.8 | 87.0 | 88.5 |
| Restructured loans (D) | 2,429.7 | 2,487.0 | 2,051.0 | 2,206.0 |
| Loans with concessionary reduction of interest | 28.5 | 28.5 | 39.5 | 39.5 |
| Loans with concessionary rescheduling of interest payment | 2.4 | 2.4 | 1.3 | 1.3 |
| Loans with concessionary support to borrowers | 189.7 | 189.7 | 661.6 | 661.6 |
| Loans with concessionary rescheduling of principal repayment | 2,209.0 | 2,209.0 | 1,339.9 | 1,339.9 |
| Others | 0.0 | 57.2 | 8.4 | 163.3 |
| Total (E) = (A) + (B) + (C) + (D) | 4,082.1 | 4,274.2 | 3,818.0 | 4,083.0 |
| Partial direct write-offs | (1,150.2) | (1,313.8) | (1,289.3) | (1,458.7) |
| Ratio : (E) / total loans | 8.5% | 9.7% | 9.3% | 9.6% |

Trust account (Billions of Yen; %)

| | 3/2003 (Non-consol.)* | 3/2003 (Consol.) | 3/2004 (Non-consol.)* | 3/2004 (Consol.) |
|---|---|---|---|---|
| Loans to bankrupt/quasi-bankrupt borrowers (A) | 11.6 | 11.6 | 5.5 | 5.5 |
| Other delinquent loans (B) | 23.3 | 23.3 | 13.9 | 13.9 |
| Loans past due 3 months or more (C) | 1.4 | 1.4 | 1.7 | 1.7 |
| Restructured loans (D) | 42.2 | 42.2 | 20.8 | 20.8 |
| Loans with concessionary reduction of interest | 3.2 | 3.2 | 1.7 | 1.7 |
| Loans with concessionary rescheduling of interest payment | 0.0 | 0.0 | 0.1 | 0.1 |
| Loans with concessionary support to borrowers | 0.0 | 0.0 | 0.0 | 0.0 |
| Loans with concessionary rescheduling of principal repayment | 39.0 | 39.0 | 19.0 | 19.0 |
| Others | 0.0 | 0.0 | 0.0 | 0.0 |
| Total (E) = (A) + (B) + (C) + (D) | 78.7 | 78.7 | 42.1 | 42.1 |
| Partial direct write-offs | (6.8) | (6.8) | (1.8) | (1.8) |
| Ratio : (E) / total loans | 8.1% | 8.1% | 5.6% | 5.6% |

*Note:*

**Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

**Table 8 Credit Related Expenses**

(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

| | FY 3/2003 Actual | FY 3/2004 Actual |
|---|---|---|
| Credit costs (A)* | 573.0 | 1,089.0 |
| Banking account | 554.2 | 1,072.0 |
| Net transfer to specific reserve* | 138.1 | 562.7 |
| Loans written-off and others (C) | 425.1 | 505.9 |
| Loans written-off | 250.3 | 390.9 |
| Loss on sales of loans to CCPC | 6.4 | 0.0 |
| Loss on sales of assets to RCC *(Note 1)* | - | 23.1 |
| Loss on sales of other loans | 30.7 | 38.7 |
| Loss on supporting specific customers | 137.5 | 52.9 |
| Transfer to reserve for contingent liabilities related to loans sold | 2.3 | (0.2) |
| Transfer to reserve for possible losses on support of specific borrowers | (10.3) | 5.0 |
| Transfer to specific reserve for loans to refinancing countries* | (1.0) | (1.4) |
| Trust account | 18.7 | 16.9 |
| Loans written-off and others (E) | 18.7 | 16.9 |
| Loans written-off | 13.5 | 10.8 |
| Loss on sales of loans to CCPC | 4.4 | 4.3 |
| Loss on sales of assets to RCC *(Note 1)* | - | - |
| Loss on sales of other loans | 0.7 | 1.7 |
| Net transfer to general reserve (B) | 252.0 | 276.3 |
| Total (A) + (B) *(Note 2)* | 825.1 | 1,365.3 |
| <For reference> | | |
| Direct write-offs through reversal of loan loss reserve (E) | 999.1 | 356.7 |
| Gross direct write-offs (C) + (D) + (E) | 1,443.0 | 879.6 |

*Notes. 1 Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

*2 Figures of credit related expenses are different from those in Table 1-2 for the following reasons:*

*FY 3/2003: Figure in this table includes Yen 10.3 billion of transfer from reserve for possible losses on support of specific borrowers posted in extra-ordinary profit*

*FY 3/2004: Figure in this table includes Yen 25.9 billion of transfer from reserve for possible loan losses posted in extra-ordinary profit*

(Consolidated)

(Billions of yen)

| | FY 3/2003 Actual | FY 3/2004 Actual |
|---|---|---|
| Credit costs (A) | 641.5 | 1,150.9 |
| Banking account | 622.7 | 1,134.0 |
| Net transfer to specific reserve | 160.4 | 559.6 |
| Loans written-off and others (C) | 470.4 | 570.9 |
| Loans written-off | 274.0 | 426.3 |
| Loss on sales of loans to CCPC | 6.6 | 0.4 |
| Loss on sales of assets to RCC *(Note 1)* | - | 23.1 |
| Loss on sales of other loans | 52.1 | 68.0 |
| Loss on supporting specific customers | 137.5 | 52.9 |
| Transfer to reserve for contingent liabilities related to loans sold | 3.2 | (0.2) |
| Transfer to reserve for possible losses on support of specific borrowers | (10.3) | 5.0 |
| Transfer to specific reserve for loans to refinancing countries | (1.0) | (1.2) |
| Trust account | 18.7 | 16.9 |
| Loans written-off and others (D) | 18.7 | 16.9 |
| Loans written-off | 13.5 | 10.8 |
| Loss on sales of loans to CCPC | 4.4 | 4.3 |
| Loss on sales of assets to RCC *(Note 1)* | - | - |
| Loss on sales of other loans | 0.7 | 1.7 |
| Net transfer to general reserve (B) | 242.4 | 280.0 |
| Total (A) + (B) | 883.9 | 1,431.0 |
| <For reference> | | |
| Direct write-offs through reversal of loan loss reserve (E) | 1,021.1 | 396.9 |
| Gross direct write-offs (C) + (D) + (E) | 1,510.3 | 984.7 |

*Note: 1 Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

**Table 9 Bankruptcies during the Fiscal Year Ended March 31, 2004**
**(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)**

(Billions of Yen)

| | Internal credit rating as of one year prior to bankruptcy *(Note 4)* | | Internal credit rating as of half year prior to bankruptcy *(Note 5)* | |
|---|---|---|---|---|
| | Number of Bankruptcies | Amount *(Note 2)* (Billions of Yen) | Number of Bankruptcies | Amount *(Note 2)* (Billions of Yen) |
| <1> | 1 | 1.3 | 1 | 1.3 |
| <2> | 1 | 3.1 | 1 | 3.1 |
| <3> | 2 | 2.2 | 1 | 1.1 |
| <4> | 3 | 0.5 | 2 | 0.3 |
| <5> | 5 | 1.2 | 5 | 1.7 |
| <6> | 20 | 10.0 | 9 | 4.8 |
| <7> | 20 | 15.0 | 16 | 9.6 |
| <8> | 64 | 90.6 | 55 | 73.3 |
| <9> | 63 | 33.2 | 70 | 38.1 |
| <10> | - | - | 25 | 24.3 |
| No rating *(Note 3)* | 41 | 3.5 | 35 | 2.8 |
| Total | 220 | 161.0 | 220 | 161.0 |

*Notes:*

*1. Excluding cases less than 50 million yen in amount.*
*2. Amounts are based on loan balances.*
*3. Including (1) individuals and (2) companies to which the internal credit rating criteria do not apply*
*4. Bankruptcy in the first half of FY 2003: credit rating as of Sep. 30, 2002*
*Bankruptcy in the second half of FY 2003: credit rating as of Mar. 31, 2003*
*5. Bankruptcy in the first half of FY 2003: credit rating as of Mar. 31, 2003*
*Bankruptcy in the second half of FY 2003: credit rating as of Sep. 30, 2003*

<For reference>
Loan Classification under the Financial Reconstruction Law

(Billions of Yen)

| | 3/2004 Actual |
|---|---|
| Bankrupt and quasi-bankrupt | 304.4 |
| Doubtful | 1,483.6 |
| Sub-standard | 2,161.2 |
| Normal | 42,463.3 |
| Total | 46,412.7 |

### Table 10 Unrealized Gains and Losses on Securities (Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE)

(Securities) (Billions of Yen)

| | Mar. 31, 2004 | | | |
|---|---|---|---|---|
| | Outstanding Bal.(Book Value)* | Unrealized Gain/Loss | | |
| | | Net | Gain | Loss |
| **Held-to-Maturity Securities** | | | | |
| Securities *(Note 1)* | - | - | - | - |
| Bonds | - | - | - | - |
| Stock | - | - | - | - |
| Others | - | - | - | - |
| Money Held in Trust | - | - | - | - |
| **Securities Issued by Subsidiaries and Affiliates** | | | | |
| Securities *(Note 1)* | 156.8 | (6.4) | 8.7 | 15.2 |
| Bonds | - | - | - | - |
| Stock | 131.4 | (11.4) | 3.8 | 15.2 |
| Others | 25.3 | 4.9 | 4.9 | 0.0 |
| Money Held in Trust | - | - | - | - |
| **Available-for-Sale Securities** | | | | |
| Securities *(Note 1)* | 18,657.3 | 285.2 | 495.7 | 210.4 |
| Bonds | 13,778.8 | (57.7) | 52.7 | 110.4 |
| Stock | 2,088.6 | 346.9 | 411.8 | 64.8 |
| Others | 2,789.8 | (4.0) | 31.1 | 35.2 |
| Money Held in Trust | 90.6 | (0.3) | 0.0 | 0.4 |

* *Available-for-sale securities are marked to market. Book Value equals to market value.*

(Others) (Billions of Yen)

| | Book Value | Market Value | Unrealized Gain/Loss | | |
|---|---|---|---|---|---|
| | | | Net | Gain | Loss |
| Commercial-use premises *(Note 2)* | 272.6 | 178.4 | (94.1) | - | - |
| Other premises | - | - | - | - | - |
| Other assets *(Note 3)* | - | - | - | - | - |

*Notes:*

1. *Because only the securities and the equivalent with market value are included in this table, balances here do not configurate with those in the relevant balance sheet.*
2. *Revaluation of the premises was conducted in accordance with the Law regarding Land Revaluation. Book Value is the price after the revaluation and Market Value is the current price as of 3/2004. The difference of those is shown in Unrealized Gain/Loss.*
3. *Derivatives transactions are not included in the table as they are either marked to market with realized gain/loss or applied hedge accounting. Gains/losses of contingent liabilities such as debt guarantee are not calculated.*

### Table 11 Unrealized Gains and Losses on Securities (Consolidated)

(Securities) (Billions of Yen)

| | Mar. 31, 2004 | | | |
|---|---|---|---|---|
| | Outstanding Bal.(Book Value)* | Unrealized Gain/Loss | | |
| | | Net | Gain | Loss |
| **Held-to-Maturity Securities** | | | | |
| Securities *(Note 1)* | 18.4 | 0.2 | 0.2 | 0.0 |
| Bonds | - | - | - | - |
| Stock | - | - | - | - |
| Others | 18.4 | 0.2 | 0.2 | 0.0 |
| Money Held in Trust | - | - | - | - |
| **Securities Issued by Subsidiaries and Affiliates** | | | | |
| Securities *(Note 1)* | 55.3 | 21.6 | 23.9 | 2.3 |
| Bonds | - | - | - | - |
| Stock | 36.7 | 8.1 | 8.1 | 0.0 |
| Others | 18.5 | 13.5 | 15.8 | 2.3 |
| Money Held in Trust | - | - | - | - |
| **Available-for-Sale Securities** | | | | |
| Securities *(Note 1)* | 19,196.8 | 298.3 | 517.7 | 219.3 |
| Bonds | 13,959.3 | (57.6) | 54.2 | 111.9 |
| Stock | 2,122.9 | 358.6 | 429.9 | 71.3 |
| Others | 3,114.5 | (2.6) | 33.4 | 36.1 |
| Money Held in Trust | 132.5 | (0.3) | 0.0 | 0.4 |

(Others) (Billions of Yen)

| | Book Value | Market Value | Unrealized Gain/Loss | | |
|---|---|---|---|---|---|
| | | | Net | Gain | Loss |
| Commercial-use premises *(Note 2)* | 299.7 | 213.6 | (86.0) | - | - |
| Other premises | - | - | - | - | - |
| Other assets *(Note 3)* | - | - | - | - | - |

*Notes: Same as those of Table 10*

**Table 12 Off Balance Sheet Transactions (UFJ Holdings, Consolidated)**

(Billions of Yen)

| | Contract Amount/ Notional Principal Amount | | Credit Risk Equivalent Amount | |
|---|---|---|---|---|
| | 3/2003 | 3/2004 | 3/2003 | 3/2004 |
| Financial futures | 202,999.2 | 218,441.5 | - | - |
| Interest rate swaps | 166,630.6 | 152,663.5 | 3,320.5 | 2,392.6 |
| Currency swaps | 5,527.0 | 6,359.4 | 334.5 | 402.8 |
| Foreign exchange futures | 10,543.1 | 10,171.5 | 197.1 | 244.1 |
| Interest rate options bought | 16,330.5 | 15,049.5 | 97.2 | 134.2 |
| Currency options bought | 2,944.5 | 4,002.6 | 93.3 | 235.2 |
| Other derivative instruments | 22,786.2 | 26,681.3 | 35.8 | 82.1 |
| Effect of netting | - | - | (2,518.0) | (1,794.0) |
| Total | 427,761.4 | 433,369.7 | 1,560.5 | 1,697.2 |

**Based on the BIS standard*

*In addition, transactions on exchange and contracts within 2 weeks are included*

**Table 13 Credit Composition (as of March 31, 2004)**
**(Combined figures of UFJ Bank, UFJSP and UFJ Trust)**

(Billions of Yen)

| | Counterparties rates at equivalent to BBB/Baa or higher | Counterparties rates at equivalent to BB/Ba or lower | Others | Total |
|---|---|---|---|---|
| Credit risk exposure equivalent* | 1,084.2 | 368.4 | 23.5 | 1,476.2 |
| Credit cost | 0.2 | 2.9 | 0.5 | 3.7 |
| Credit risk amount | 1.6 | 6.5 | 0.9 | 9.1 |

**Calculated using the current method based on the BIS capital standards*

RECEIVED
2004 JUL 30 A 9:3?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# UFJ Holdings, Inc


| | |
|---|---|
| ***Address:*** | UFJ Holdings, Inc.<br>1-1, Otemachi 1-chome, Chiyoda-ku,<br>Tokyo 100-8114, JAPAN |
| ***Facsimile:*** | 81-3-3212-5867 |
| ***Telephone:*** | 81-3-3212-5458 |


## ***FACSIMILE TRANSMISSION COVER MEMORANDUM***

| | |
|---|---|
| ***DATE:*** | July 28, 2004 |
| ***TO:*** | Office of International Corporate Finance<br>Division of Corporate Finance<br>Securities and Exchange Commission<br>Attn.: Mr. Paul Dudek, Mail Stop 3-9 |
| ***FACSIMILE NUMBER:*** | 010-1-202-942-9624 |
| ***FROM:*** | Emi Matsumoto, Group Planning Department |
| ***NUMBER OF PAGES:*** | 12 (including this page) |
| ***RE:*** | Information Furnished Pursuant to 12g-3-2(b) |

* If you do not receive all pages please contact us immediately.

**UFJ Holdings, Inc.**
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 28, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

July 28, 2004

UFJ Holdings, Inc.

UFJ Bank Limited

# UFJ Submits Business Improvement Plans to the FSA

UFJ Holdings, Inc. and UFJ Bank Limited settled on concrete measures to aggressively reinforce their corporate governance systems in response to the administrative actions announced by the Financial Services Agency (FSA) on June 18, 2004.

In accordance with these measures, UFJ submitted business improvement plans to the FSA, responding to the administrative actions as outlined by the FSA regarding.[1]:

- UFJ response to the FSA's Inspections
- Stance on loans to small- and medium-sized enterprises (SMEs)
- Large difference between the revised financial forecast and the financial results

**1. Executive Summary**

As detailed below, in terms of its response to the FSA's inspections, UFJ came to recognize, based on the results of an investigation and evaluation conducted by a third party, that there were deeds which are considered to be evasions of inspections. UFJ deeply regrets that its investigations of these issues were inadequate and inappropriate judgment was exercised. UFJ sincerely accepts the indications given by the FSA.

In addition, UFJ apologizes that the deeds, which were deemed to be evasions of inspections, substantially hampered efficient implementation of the inspections, and obstructed the regulatory purposes such as securing trust and order, protecting depositors, and maintaining smooth finance.

UFJ regrets and sincerely apologizes for this and the concern amongst its customers and shareholders. It makes a commitment to reform its corporate governance framework and internal control systems, such as credit risk management, through the completion of the improvement plans. The top management will lead various activities to improve management, aiming at restoring confidence in UFJ as quickly as possible.

---

[1] UFJ intends to submit another business improvement plan, in response to the additional administrative action, announced by the FSA, regarding "The follow-up of the capital injected bank (the so-called '30% rule')", aiming to submit this report during the first half of September 2004. UFJ needs to carefully consider the impact of (1) the outlook of business integration with Mitsubishi Tokyo Financial Group, Inc., and (2) UFJ's aggressive actions toward the final resolution of its problem loans, in preparing this plan.

## 2. Concrete business improvement measures

"The problems indicated in the administrative action", "UFJ's current understanding of the problems", and "the measures to prevent recurrence" for the respective business improvement plans are as follows:

### [I. Business improvement plan regarding responses to the FSA's inspections]

(1) Problems indicated in the administrative action

The administrative action indicated that, in the course of the FSA's inspections to UFJ Bank, the bank conducted a number of inappropriate deeds as follows, including those considered to be evasions of inspections:

1) Concealment of documents

- Documents were moved and concealed in rooms separated from regular working spaces.

2) Concealment of data

- Important data was hidden by moving it to the server of an already-abolished section and therefore made virtually undetectable.

3) Systematic approach of (1) and (2)

- The deeds described in (1) and (2) were systematically conducted prior to the FSA's inspections under instructions given, including instructions given at a series of internal meetings.

4) False response to inspectors' inquiry

- In response to inspectors' inquiry whether or not there existed separated rooms from regular working spaces in order to store documents, a false reply was given that such rooms did not exist.

5) Destruction of documents

- Some documents were torn up in the presence of inspectors.

6) Submission of forged minutes of meetings to inspectors

- The bank forged minutes of meetings in which executives evaluated large borrowers and submitted them to inspectors during the inspections as authentic minutes.

7) Submission of forged documents to inspectors

- After receiving inspectors' request for documents concerning a specific borrower, the bank forged related documents and submitted them to inspectors during the inspections as authentic documents.

8) Management's involvement in (6) and (7)

- The deeds described in (6) and (7) were conducted in a systematic manner with management involvement.

9) Concealing information and giving false explanations to inspectors

- The bank gave inspectors false explanations on business climates and financial conditions of some borrowers, as it concealed documents and data.

(2) UFJ's current understanding of the problems

UFJ determined that an investigation conducted by a third party was needed to take appropriate measures to prevent recurrence, since there were substantial differences between the indications shown in the administrative action and UFJ's understanding. In order to ensure fairness, the investigation was assigned to an investigation committee headed by Mr. Kunihisa Hama (attorney at law, former Administrative Vice Minister of the Ministry of Justice, former Head of the Tokyo High Public Prosecutors Office), and a committee consisting of attorneys at law, who were not counsel for UFJ. In addition, the examination sessions were conducted excluding UFJ personnel.

Although UFJ made a statement on June 18 that "the actions could have been construed as violations of laws and ordinances, although they were not so intended", UFJ currently has a totally different understanding, based on the investigation results, that there were deeds which were deemed to be evasions of inspections as follows:

- In terms of the "concealment of documents and data", the "false reply", and the "destruction of documents", UFJ believes it is reasonable to recognize that certain sections systematically conducted deeds with the intention to evade inspections.
- In terms of the "forgery of minutes and documents", UFJ believes it is reasonable to recognize that certain sections systematically forged minutes and documents, as pointed out in the administrative order, with the intention to evade inspections.
- In terms of the "concealment of information and false explanations to inspectors", UFJ recognizes that false explanations on business climates and financial conditions of some borrowers were made, as pointed out in the administrative order, and that some of these responses were conducted systematically.

(3) Measures to prevent recurrence

UFJ Bank will take the following measures:

1) Reconstruction of corporate governance framework centering on external directors

- More than one non-executive director, independent from UFJ, and possessing the necessary expertise, will be appointed as non-executive directors and will be in charge of supervising the management.
- The board of directors will appropriately monitor management and make important decisions, including strengthening involvement in extension of credit for large borrowers.

2) Aggressive reorganization of the Audit & Compliance Committee

- Newly appointed external directors will become the chairperson and other members of this committee.
- In addition, in order to rigidly ensure its independence, the committee will entirely consist of external members, including the chairperson, other external directors, and the external specialists, who will be appointed by the chairperson.
- All authority to supervise and direct the internal auditing divisions will be given to the committee.

- The committee, independent from management, will report on the status of UFJ's risk management, compliance, and internal auditing to the board of directors as well as to the FSA.

3) Reinforcement of compliance system

- The President & CEO, executive directors, and executive officers will submit "oaths", with respect to compliance, to the Audit and Compliance Committee.
- The President & CEO will govern the Compliance Department and lead compliance activities.
- The bank will heighten employees' awareness of compliance and develop its monitoring function through a "Compliance Hotline".

4) Realignment of organization to strengthen internal control

- The bank will establish the Internal Audit Planning Office, which will govern and supervise the Internal Audit Department as the executive office for the Audit and Compliance Committee. This department will be in charge of internal audit planning.
- The Internal Audit Department will be reinforced, aiming to strengthen its auditing functions at the sections in the headquarters and to develop auditing systems further, centering on assessment of assets.
- The bank has established the Financial Accounting Department and the Credit Risk Management Committee in order to reinforce its internal control framework including credit risk management.

5) Appropriate control on conduct related to inspections

- The Compliance Department, responsible for inspections, will strengthen monitoring of conduct with regard to inspections and heighten the awareness of the appropriate stance in relation to inspections.
- The chairman of the Audit & Compliance Committee will have a meeting with inspectors at the beginning of inspections, aiming to improve UFJ's conduct related to inspections.

**[II. Business improvement plan regarding loans to small- and medium-sized enterprises (SMEs)]**

(1) Major problems indicated in the administrative action

The administrative action indicated that, UFJ's procedures to monitor and verify SME lending was deemed to be inadequate by the FSA, and that the FSA deemed this to be "a case where a bank is deemed not to properly comply with the plan to revitalize management", which was stated in the "administrative treatment related to follow up of the capital injected banks".

(2) UFJ's current understanding of the problems

At UFJ, the procedure to manage SME lending, an important item in the plan to revitalize management, has not adequately functioned.

Specifically, the rules for registering customer information (industries, capital, number of employees etc.) for segmenting purposes and extraction of individual loans for businesses

in accord with definitions were not adequate. Moreover, examination of accuracy in segmentation and registration was inadequate. As a result, the bank counted some loans to large corporations as lending to SMEs, and missed some SME lending.

In addition, since there were inadequacies in the measures taken by the headquarters, the instructions given to branches, and the framework to supervise and monitor branches, the bank reported a certain amount of short-term lending at the fiscal year end, which did not necessarily fit the purpose of Law No.5 relating to Emergency Measures for Early Reconstruction of Financial Systems (Early Reconstruction Law).

The revised actual figures, which UFJ is now examining, will be announced soon after these are finalized, and will be included in the progress report on the plan to revitalize management.

(3) Measures to prevent recurrence

Based on the current understanding stated above, UFJ will develop and reinforce its framework to manage and promote SME lending, in accordance with the purpose of the Early Reconstruction Law.

1) Improvement in organizational structure

The Group Planning Department of UFJ Holdings and the Corporate Planning Department of UFJ Bank will take responsibility for reinforcing UFJ's internal control systems related to SME lending, reconsidering the inadequate efforts in the past.

- At UFJ Bank, the Corporate Planning Department will be in charge of monitoring progress in all related sections.
- The bank aims to strengthen the secondary checking functions. The Internal Audit Department will audit headquarters and branches to examine implementation of the measures to be taken, and will require the sections to correct inappropriate behaviors.

2) Reinforcement of database management

UFJ will increase the accuracy of databases through reforming its database management, including revision of rules for registration and maintenance of customer information (industries, capital, number of employees etc.). At the same time, it will develop an appropriate reporting framework.

- UFJ Bank will improve the accuracy of databases by establishing rules for initial registration and periodic revision of customer information, and for developing computer systems.
- The bank will heighten employees' awareness of the importance of database management through rigid application of the rules and provision of instructions about the rules for branches.
- The bank will clarify and unify the definitions and counting standards related to SME lending in order to establish systems to report accurate figures.

3) Improvement in abilities to recognize reality

At UFJ Bank, branches will promote SME lending, and the headquarters will develop

strategies and give instructions to the branches in a proper manner, in accordance with the objective of the Early Reconstruction Law.

- The bank will again recognize the objective of the law: provision of sufficient funds in response to the financing needs of healthy SMEs.
- The bank will adopt a well-balanced evaluation system for business performance, aiming at promotion of "loans which fit the objective of the law" as well as avoidance of "loans largely against the objective of the law".
- The bank will prevent a recurrence of provision of loans, which do not fit the objective of the law, by monitoring short-term lending at the fiscal year end.

4) Promotion of SME lending

UFJ Bank will continue promoting reform in its lending business, aiming to increase loans to SMEs. This will include aggressive promotion of "UFJ Business Loan", which is a loan product for small businesses, "Basic Mode", which is a credit assessment method for SME lending, and the "industrial credit standard", which is a credit assessment method for medium-sized companies. At the same time, it will increase its marketing force, specializing in the extension of lending to new SME customers.

5) Reinforcement of internal control

At UFJ Bank, in addition to the monitoring conducted by the sections in charge of business promotion or risk management, the Internal Audit Department will examine the measures to be taken to prevent recurrence through auditing the headquarters and branches.

**[III. Business improvement plan regarding large difference between the revised financial forecast and the financial results]**

(1) Major problems indicated in the administrative action:

The administrative action indicated that the FSA found a critical imperfection in UFJ's internal control framework, including inadequacy regarding appropriate procedures to manage credit risk and intersectional monitoring functions. The imperfection was demonstrated by the fact that provisions were increased by ¥500 billion, when UFJ announced its financial results. This increase was deemed necessary, as UFJ did not make a management decision to revise earnings forecasts for fiscal 2003, based on an adequate review of provisions.

(2) UFJ's current understanding of the problems

In considering measures to calculate provisions and the stance on reserves for large troubled borrowers, UFJ did not adequately take into account the uncertainty related to unexpected additional credit costs, which it might incur in the course of reducing the amount of problem loans under the Financial Reconstruction Law.

UFJ understands that such a lack of deliberate and conservative judgment was due to the problems in its "internal control systems" including the credit risk management system and the mutual monitoring functions, and its "corporate governance systems", which should govern and supervise these systems.

(3) Measures to prevent recurrence

Based on this understanding, UFJ's management aims to show its solid intention toward credit risk management by taking the following measures:

1) Reinforcement of the board of directors' functions

- The board of directors will strengthen its involvement in credit risk management through expanding the scope of its discussions related to write-offs, provisions, and large troubled borrowers.

2) Reinforcement of the headquarters' functions

- UFJ Bank will ensure appropriateness in the process of credit risk management, such as the development, application, and examination of standards through the following measures:
  - It will ensure objectivity and transparency of standards by establishing the Credit Risk Management Committee, which will be composed entirely of external specialists.
  - It will ensure independence, appropriateness, and transparency of its financial results and disclosure by establishing the Financial Accounting Department, separating the accounting and tax planning team from the Corporate Planning Department.
  - It will improve accuracy in internal credit ratings and self-assessment by the establishment of an instruction team in the Credit Policy & Planning Department, which will provide instructions for branches and credit assessment departments.

3) Clarification of executive officers' responsibilities

- UFJ Bank will improve credit risk management and monitoring functions of each executive officer by clarifying responsibilities of each officer, related to credit risk.

4) Development of mutual monitoring functions

- In terms of the establishment and revisions of standards for write-offs and provisions, internal credit ratings and self-assessment framework, and credit risk management for large troubled borrowers, UFJ will aim at developing primary checking functions performed by executive divisions in charge of credit risk management.
  - The Internal Audit Department will be under the immediate control of the Audit & Compliance Committee in order to reinforce the monitoring functions of executive sections by being independent from management.
  - UFJ Bank will appropriately understand and examine credit risks related to each large borrower by establishing a specialized team for large borrowers in the Internal Audit Department.
  - The bank will improve its auditing functions through establishing the "Internal Audit Planning Office", which will be responsible for governing, supervising and planning of internal audits, under the Audit & Compliance Committee.
- Collaborating with the Credit Risk Management Committee and the specialized team for large borrowers, the corporate auditors will examine the establishment and revisions of the standards for write-offs and provisions and will improve the effectiveness of auditing through timely and appropriate exchange of opinions with the Internal Audit Department and accountants. In addition, the corporate auditors

will examine whether the new auditing systems function well.

- From the standpoint of group management, UFJ Holdings, as the holding company, will examine the framework of corporate governance and internal controls at UFJ Bank and other subsidiaries.

**3. Clarification of responsibilities**

In response to the series of administrative actions, UFJ clarified responsibilities of related directors and executive officers, and employees.

Though UFJ had already punished the directors and executive officers before June 18, UFJ revised the punishment related to "UFJ's response to the FSA's inspections", as stated in the attachment. This was revised because UFJ came to recognize that "there were deeds which were deemed to be evasions of inspections", based on the investigation conducted by the third party.

In addition, UFJ punished the employees as attached, based on its current understanding about the series of the administrative orders.

Furthermore, UFJ clarified responsibilities, as stated in the attachment, in terms of its previous wrong understandings related to the administrative orders, which it announced on June 18, without conducting appropriate investigation.

**4. Corporate governance in the future**

We would like to reiterate that the UFJ Group takes the administrative actions by FSA very seriously and is committed to deliver its Business Improvement Plan. By doing so, the UFJ Group is committed to re-establish its corporate governance and internal controls, including credit management.

<Attachment 1>

## Disciplinary Punishment

**<Disciplinary actions already taken for Directors and Executive Officers>**

In response to the administrative orders[1], UFJ already disciplinarily punished directors and executive officers on June 18, 2004 as follows:

(1) The former top management of UFJ (the Presidents of UFJ Holdings, UFJ Bank and UFJ Trust Bank) resigned their positions, due to the net loss and suspension of dividend in the fiscal 2003 and the failure to meet the profit target regarding "follow-up of the capital injected bank (so-called '30% rule')".

(2) The directors and executive officers, who had supervised the areas where the FSA took administrative actions on UFJ, were disciplinarily punished as follows:

- Resignation
  - Two senior executive officers resigned due to "inspections", "30% rule", "SME lending", and "revision".
  - A representative director & deputy president, and an executive officer resigned due to "inspections" and "revision".
  - A representative director & deputy president, a senior executive officer, and an executive officer resigned due to "inspections".
- Reduction in monthly compensation
  - The monthly compensation of a senior executive officer has been reduced by 10% due to "30% rule" and "revision".
  - The monthly compensation of a senior executive officer and an executive officer has been reduced by 5% due to "SME lending".

**<Revisions in disciplinary actions for some executive officers>**

Based on the results of the third-party investigation, which stated there were deeds that could be deemed evasions of inspections, UFJ decided to change the disciplinary punishment for Kazumi Okazaki (representative director & deputy president), Sen Hayakawa (senior executive officer), and Masayuki Inaba (executive officer) to "dismissal".

**<Disciplinary actions for employees>**

In response to the series of administrative actions, UFJ applied rigid disciplinarily punishments (demotion etc.) to 78 employees due to "inspection" and 3 employees due to "SME lending".

**<Current top management> -**

All directors, executive officers, and corporate auditors of UFJ Holdings and UFJ Bank have been and will receive, for the time being, a 50% reduction in their monthly compensation due to the net loss and suspension of dividend in the fiscal 2003.

UFJ will additionally cut the monthly compensation by 30% for Ryosuke Tamakoshi (President of UFJ Holdings) and Takamune Okihara (President of UFJ Bank), and by 20% for Toshihide Mizuno (senior executive officer of UFJ Bank), for the time being.

---

[1] Each administrative action is abbreviated in this attachment as follows:
- UFJ's response to the FSA's inspections = "inspections"
- The follow-up of the capital injected banks (so-called '30% rule') = "30% rule"
- Loans to small- and medium-sized enterprises = "SME lending"
- Large difference between the revised financial forecast and the financial results = "revision"

July 28, 2004
UFJ Holdings, Inc.

# Regarding Management Integration with MTFG

UFJ Holdings, Inc. signed a memorandum of understanding with Mitsubishi Tokyo Financial Group, Inc. (MTFG) on July 16, 2004, regarding a possible management integration, and the two groups have been making discussions aiming to reach a basic agreement by the end of this month.

In response to the decision by Tokyo District Court to grant Sumitomo Trust & Banking Co. Ltd a preliminary injunction, which was made yesterday, we filed an objection against the injunction with the court today.

Although our discussions with MTFG must be in compliance with the injunction, we have not changed our basic stance to aim at a management integration with MTFG as an entire group.

# UFJ Holdings, Inc

*Address:* UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
*Facsimile:* 81-3-3212-5867
*Telephone:* 81-3-3212-5458

***FACSIMILE TRANSMISSION COVER MEMORANDUM***

| | |
|---|---|
| ***DATE:*** | July 27, 2004 |
| ***TO:*** | Office of International Corporate Finance<br>Division of Corporate Finance<br>Securities and Exchange Commission<br>Attn.: Mr. Paul Dudek, Mail Stop 3-9 |
| ***FACSIMILE NUMBER:*** | 010-1-202-942-9624 |
| ***FROM:*** | Emi Matsumoto, Group Planning Department |
| ***NUMBER OF PAGES:*** | 3 (including this page) |
| ***RE:*** | Information Furnished Pursuant to 12g-3-2(b) |

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 27, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

July 27, 2004
UFJ Holdings, Inc.

# Regarding Injunction by Tokyo District Court

UFJ Holdings, Inc. considers the decision by Tokyo District Court to grant Sumitomo Trust & Banking Co. Ltd an injunction unjust and will file an objection against injunction as soon as possible.

RECEIVED

2004 JUL 30 A 9:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# UFJ Holdings, Inc


| | |
|---|---|
| *Address:* | UFJ Holdings, Inc.<br>1-1, Otemachi 1-chome, Chiyoda-ku,<br>Tokyo 100-8114, JAPAN |
| *Facsimile:* | 81-3-3212-5867 |
| *Telephone:* | 81-3-3212-5458 |


***FACSIMILE TRANSMISSION COVER MEMORANDUM***

| | |
|---|---|
| *DATE:* | July 23, 2004 |
| *TO:* | Office of International Corporate Finance<br>Division of Corporate Finance<br>Securities and Exchange Commission<br>Attn.: Mr. Paul Dudek, Mail Stop 3-9 |
| *FACSIMILE NUMBER:* | 010-1-202-942-9624 |
| *FROM:* | Emi Matsumoto, Group Planning Department |
| *NUMBER OF PAGES:* | 3 (including this page) |
| *RE:* | Information Furnished Pursuant to 12g-3-2(b) |

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 23, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

July 23, 2004

UFJ Holdings, Inc.

UFJ Bank Limited

## Regarding "New Business Plan" of Sojitz Holdings Corporation

UFJ Holdings, Inc. (UFJ Holdings) and UFJ Bank Limited (UFJ Bank), a wholly-owned subsidiary of UFJ Holdings, issued a following comment regarding "New Business Plan (the Plan)" of Sojitz Holdings Corporation:

"UFJ Holdings and UFJ Bank highly appreciate actions toward establishing sound financial strength and accelerating moves to improve earning power outlined in the summary of New Business Plan (the Plan) announced by Sojitz Holdings Corporation today.

Though the Plan should be scrutinized as the details of the Plan takes shape, UFJ Holdings and UFJ Bank will positively review the request for cooperation in strengthening equity capital."